DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

May 2, 2003

file number: 50277-00001


03050888


SEC MAIL PROCESSING
RECEIVED
MAY 13 2003
WASH. D.C. 181 SECTION

SUPPL

Office of International Corp
c/o Securities and Exchange
450 - 5th Street N. W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: Donna L Ornstein
Donna Ornstein,
Legal Assistant

DO/tc/Encls.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Exemption No. 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

April 29, 2003

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE YEAR END AND QUARTER ENDED

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX)** reports on the activities of the Company for the fiscal year ended November 30, 2002 and the quarter ended February 28, 2003.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The highlights of this reporting period are the discovery by drilling of a cluster of three kimberlites 40 km SSW of the Ekati Diamond Mine on the Company's 100% owned Seahorse claims, and the completion of the most extensive sampling program undertaken by the Company on its wholly owned claims. The latter, the third of the yearly exploration programs, is expected to focus our kimberlite drill targets for 2003 while exploring new areas for drilling in 2004.

The three kimberlites appear to be irregular pipe-like intrusions that model plus or minus one hectare in size. Drill core from each of the three kimberlites, sample sizes of 163.75 kg, 97.15 kg and 78.5 kg, were sent to Saskatchewan Research Council for diamond analysis; no diamonds were recovered. The above sample sizes are often but not always sufficient to determine the presence of diamonds and the Company may decide to undertake additional drilling at some future date.

2002 Sampling Program

Heavy Mineral sampling for kimberlite indicator minerals during 2000 and 2001 identified a number of potential indicator mineral trains on the Seahorse, Starfish, Mackay, Winter Lake North and Courageous claims within the CH Project Area south and west of Lac de Gras. This season follow-up indicator mineral sampling was completed on the Seahorse (161 samples), Starfish (261 samples), Mackay (49 samples), Winter Lake North (128 samples), and new sampling was completed on Winter Lake South (89 samples) and the G Claims (152 samples) the objective being to identify the kimberlite sources of the indicator mineral trains.

A total of 874 heavy mineral samples and 971 soil samples were collected including the above areas and elsewhere in the Slave Craton of the Northwest Territories, Canada. In addition, several ground geophysical surveys, geophysical anomaly ground checks and surficial mapping were completed over portions of the claims.

2002 Drill Program

Four geophysical targets were drilled for a total of 1150 metres. One target was drilled on the G Claims and three, the three kimberlites, on the Seahorse claims.

2003 Progress - Summary of exploration during this quarter and up to April 25, 2003

The Company entered into a joint venture proposal with De Beers., for the sole purpose of testing the exploration potential of the Company's Bone claim and in particular to test a geophysical anomaly identified on the claim.

The anomaly was drilled by De Beers and the cause of the anomaly was not kimberlite, but due to pyrrhotite in a brecciated zone of quartz vein material in metasediments.

The Company has split sections of the core, and is preparing to ship them to the assay lab for analysis.

A ground geophysical survey was completed on portions of the Seahorse, Starfish, and Winter Lake North (ZIP claims) in April 2003. Except for the Horseshoe Lake target on the Seahorse Property, the evaluation of the results of this survey is in progress.

Anomalous gravity and EM survey results were obtained over Horseshoe Lake. After an evaluation of the results, a target was drilled to determine if the target was underlain by kimberlite. The drill holes were completed late in April and the geophysical anomalies were found to be due to a thick sequence of lake sediments.

Future Programs

The Company's future plans will be directed by the results of the work completed in 2002. Results from the heavy mineral samples are expected over the period of November, 2002 to May, 2003. Soil sample results have now been received and are being evaluated. To date the northwest portion of the Courageous claims have exceptionally strong soil sample signatures for an ultrabasic rock, possibly kimberlite and heavy mineral samples from the Zip claims of the Winter North Property have been analyzed. The 23 samples from the Zip claims yielded excellent results, with kimberlite pyrope garnets per sample ranging from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyropes. The pyrope composition graph of G10/G-9 garnets indicates the kimberlite source related to these minerals is most likely to be diamondiferous.

The Company has a number of geophysical targets, some with indicator mineral support, selected for drilling. These will be re-evaluated on the basis of results from this year's work. Geophysical surveys both ground and airborne are planned for 2003. The results from the remaining indicator mineral samples yet to be received will dictate the location and number of samples to be taken during the summer of 2003.

Doyle Lake LA 1-25 Mineral Claim

This property adjoins the Mountain Province claims approximately 275 kilometres ENE of Yellowknife. De Beers has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest).

Results from 136 glacial sediment samples taken in 2001 have now been reported. Two samples in the Squiggly Lake indicator dispersion train (formerly named the Ken (Carl) Hicks train) contain counts of ten and three garnets and were followed up with 32 samples this year. In addition, one sample in the east portion of the claims, containing four garnets was followed up with 16 samples. Results are pending.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review(continued)

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister for redetermination de novo in accordance with the reasons for judgement at a date to be set.

In 2002, the Minister appointed a Tribunal. The Tribunal requested and received the Applicants' brief (November 30, 2002) and the Company's reply (December 20, 2002). The Applicants submitted their final response to the Tribunal before February 7, 2003. An oral hearing before the Tribunal was held as scheduled on February 24, 2003. The Tribunal has advised the Company that the decision will be released after the close of business on Friday, May 2, 2003.

The LA 26-30 claims are subject to the De Beers Agreement.

Exploration and General and Administrative Expenditure – November 30, 2002

As at November 30, 2002, the Company had incurred exploration costs on mineral properties of $1,083,242. Exploration costs for 2002 are 29% lower than 2001 ($1,536,490). On a per project basis, the Company spent the $1,083,242 exploration costs as follows: $113,985 on the Diamond Venture, $61 on the Hilltop property, $381 on the Doyle Lake property, $6,388 on Fishback and Dessert Lake properties, $947,620 on the CH project, $11,927 on the Happy Creek Gold/Silver Property and $2,520 on McConnell Creek and other.

The Company reported a net loss of $751,782 for the period ended November 30, 2002 compared to a net loss of $550,419 for the period ended November 30, 2001(an increase of 36.5% from 2001 to 2002). General administration expenses for the period ended November 30, 2002 were $346,435 compared to $264,263 for the period ended November 30, 2001 (an increase of 36.98% from 2001 to 2002). The increase in general administration expenses was primarily due to an increase in consulting fees (2002 - $90,437; 2001 - $29,000), corporate relations (2002 – $25,492; 2001 - $11,599), travel (2002 - $18,644; 2001 - $3,154) and the recording of stock based compensation (2002 - $34,980, 2001 - $NIL).

Revenue for the period ended November 30, 2002 was $3,308 consisting of interest income compared with $39,347 for the period ended November 30, 2001.

Financial Condition and Liquidity – November 30, 2002

The Company had a working deficit at November 30, 2002 of $15,365 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. As at November 30, 2002 the Company had $71,004 of long-term debt (mortgage loan) outstanding, a decrease of 15.39% from November 30, 2001.

For the period ended November 30, 2002, the Company experienced a negative cash flow of $306,679 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting fees, corporate relations, travel, and the recording of stock based compensation expense.

The Company's cash position as at November 30, 2002 was $179,412. The increase in cash position compared to November 30, 2001 was due principally to the completion of three private placements.

Exploration and General and Administrative Expenditures – February 28, 2003

As at February 28, 2003, the Company had incurred exploration costs on mineral properties of $103,388. Exploration costs for the period ended February 28, 2003 are higher than 2002 ($85,770) by 20.5%. On a per project basis, the Company spent the $103,388 exploration costs as follows: $19,587 on the Diamond Venture, $83,671 on the CH project and $130 on the Happy Creek Gold/Silver Property.

The Company reported a net loss of $100,259 for the period ended February 28, 2003 compared to a net loss of $77,648 for the period ended February 28, 2002 (an increase of 29.1% from 2002 to 2003). General administration expenses for the period ended February 28, 2003 were $81,793 compared to $40,472 for the period ended February 28, 2002 (an increase of 102% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $11,853; 2002 - $1,052), corporate relations (2003 – $25,049; 2002 - $7,378), travel (2003 - $5,839; 2002 - $468) and licences, taxes, insurance and fees (2003 - $9,788; 2002 - $407).

Revenue for the period ended February 28, 2003 was $1,121 consisting of interest income compared with $229 for the period ended February 28, 2002.

Financial Condition and Liquidity – February 28, 2003

The Company had working capital at February 28, 2003 of $645,723 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. As at February 28, 2003 the Company had $67,557 of long-term debt (mortgage loan) outstanding.

For the period ended February 28, 2003, the Company experienced a negative cash flow of $80,378 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, and licences, taxes, insurance and fees.

The Company's cash position as at February 28, 2003 was $701,381. The increase in cash position compared to November 30, 2002 was due principally to the completion of one private placement.

Subsequent to February 28, 2003, the Company issued 485,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $145,500, issued 360,500 common shares pursuant to the exercise of share purchase warrants at a price ranging from $0.20 to $0.30 per common share for gross proceeds of $82,100 and granted 430,000 stock options to directors and employees of the Company at $0.30 per common share to expire April 25, 2008. These options are vested over the period April 25, 2003 to July 25, 2004.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

May 2, 2003

SYMBOL: GGL.TSX Venture

Federal tribunal rules in favour of GGL Diamond Corp.

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) was today informed that the Department of Indian and Northern Affairs' appointed federal tribunal has ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims.

Here is the news release as released by the Tribunal:

"TRIBUNAL RENDERS DECISION IN NWT MINERAL CLAIM

OTTAWA, ONTARIO (May 2, 2003) – Indian and Northern Affairs Canada (INAC) released the findings of a tribunal established to review a mineral claim dispute in the Northwest Territories. The Tribunal upheld a decision made by the Supervising Mining Recorder in May 1996, thereby awarding the disputed land to GGL Diamond Corporation and SouthernEra Resources Limited.

At the base of the dispute are two sets of overlapping mineral claims staked in 1994 and 1995. Both Golden Rule Resources Ltd./Inukshuk Capital Ltd. and GGL Diamond Corporation/SouthernEra Resources Limited claimed competing ownership of the mineral rights.

The Tribunal was established in response to an order of the Federal Court of Appeal. On May 31, 2002 the Tribunal was appointed under section 84 of the Canada Mining Regulations. During the review all parties provided the Tribunal with substantial information by means of written submissions and an oral hearing,

The decision of the Tribunal is final. Parties to this dispute have 30 days to appeal the decision in federal court. A copy of the Tribunal's decision will be posted on the INAC website on Monday, May 5, 2003."

For more specific information on the history of the Doyle Lake dispute, please refer to the news release of Nov. 6, 2002 or to the quarterly report dated August 31, 2002. (www.ggldiamond.com)

GGL DIAMOND CORP.

"Raymond A.Hrkac"
Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of

Schedule A ✔

Schedule B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED YY/MM/DD	DATE OF REPORT
GGL DIAMOND CORP.	February 28, 2003	03/04/29

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A.Hrkac"	Raymond A. Hrkac	03/04/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. Haig deB. Farris"	J. Haig deB. Farris	03/04/29

GGL DIAMOND CORP.

Consolidated Financial Statements

February 28, 2003

Schedule A – Financial Information

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

		February 28, 2003		November 30, 2002
ASSETS				
Current				
Cash and cash equivalents	$	701,381	$	179,412
Marketable securities		3,800		3,800
Sundry receivable		25,473		82,365
Prepaid expenses		25,820		88,797
		756,474		354,374
Mineral properties and deferred exploration costs (Note 1)		6,219,506		6,135,705
Capital assets		284,475		290,063
	$	7,260,455	$	6,780,142
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	97,831	$	356,819
Current portion of mortgage loan		12,920		12,920
		110,751		369,739
Mortgage loan		67,557		71,004
		178,308		440,743
SHAREHOLDERS' EQUITY				
Share capital (Note 2)		17,200,647		16,357,640
Contributed surplus		34,980		34,980
Deficit		(10,153,480)		(10,053,221)
		7,082,147		6,339,399
	$	7,260,455	$	6,780,142

Commitment (Note 7)
Subsequent events (Note 8)

Approved by the Board of Directors

"Raymond A. Hrkac"
Director

"J. Haig deB. Farris"
Director

	February 28, 2003	February 28, 2002
Administration costs		
Amortization	$ 294	$ 367
Consulting fees	12,000	12,000
Corporate relations	25,049	7,378
Interest expense	232	228
Legal and audit	11,853	1,052
Licences, taxes, insurance and fees	9,788	407
Office services and expenses	15,969	17,760
Shareholders' meetings and reports	769	812
Travel	5,839	468
Operating loss	(81,793)	(40,472)
Other income (loss)		
Interest income	1,121	229
Write-off of exploration and mineral property costs	(19,587)	(37,405)
	(18,466)	(37,176)
Loss for the period	(100,259)	(77,648)
Deficit, beginning of period	(10,053,221)	(9,301,439)
Deficit, end of period	$ (10,153,480)	$ (9,379,087)
Loss per share - basic and diluted	$ (0.002)	$ (0.002)
Weighted average number of common shares outstanding - basic and diluted	54,229,158	42,798,954

Please see the notes accompanying these financial statements.

	February 28, 2003	February 28, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (100,259)	$ (77,648)
Adjustment for items not involving cash:		
- amortization	294	367
- write off of exploration and mineral property costs	19,587	37,405
	(80,378)	(39,876)
Change in non-cash working capital items:		
- sundry receivables	56,892	15,195
- prepaid expenses	62,977	467
- accounts payable and accrued liabilities	(258,988)	(28,845)
	(219,497)	(53,059)
Cash flows from (used in) financing activities		
Shares issued for cash	1,000,000	42,500
Shares issued for cash - flow-through shares	-	155,500
Share issuance cost	(156,993)	(4,797)
Principal reduction of mortgage loan	(3,447)	(2,301)
	839,560	190,902
Cash flows from (used in) investing activities		
Mineral property costs	-	(10,995)
Deferred exploration costs	(98,094)	(79,962)
Purchase of capital assets	-	(551)
	(98,094)	(91,508)
Increase in cash and cash equivalents	521,969	46,335
Cash and cash equivalents, beginning of period	179,412	132,459
Cash and cash equivalents, end of period	$ 701,381	$ 178,794
Supplementary cash flow information		
Cash paid for interest charges	$ 1,586	$ 1,862

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2002.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2002	2003 property cost additions	2003 exploration cost additions	2003 written off	Balance February 28, 2003
Diamond Venture					
- general exploration	$ -	$ -	$ 19,587	$ (19,587)	$ -
Doyle Lake	706,086	-	-	-	706,086
Fishback Lake and					
Dessert Lake	334,339	-	-	-	334,339
CH	2,765,124	-	83,671	-	2,848,795
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	901,547	-	130	-	901,677
McConnell Creek and other	1,386,665	-	-	-	1,386,665
	$6,135,705	$ -	$ 103,388	$ (19,587)	$6,219,506

	Balance November 30, 2002	2003 Additions	2003 written off	Balance February 28, 2003
Mineral property costs	$ 493,537	$ -	$ -	$ 493,537
Deferred exploration costs	5,642,168	103,388	(19,587)	5,725,969
	$6,135,705	$ 103,388	$(19,587)	$6,219,506

Exploration costs incurred during the three months ended:

	February 28, 2003	February 28, 2002
Amortization	$ 5,294	$ 5,808
Chartered Aircraft	975	-
Drilling, trenching, sampling	49,916	16,380
Licences and recording fees	435	4,510
Mortgage interest	1,354	1,634
Project supplies	75	8,460
Salaries and wages	10,549	19,305
Technical and professional services	23,075	28,413
Transportation	11,715	1,260
	$103,388	$ 85,770

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2002	52,880,843	$16,357,640
Private placements, net of share issuance costs of $156,993	5,000,000	843,007
Balance, February 28, 2003	57,880,843	$17,200,647

(c) During the period ended February 28, 2003, the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000. The Company paid a finder's fee of $80,000.

(d) At February 28, 2003, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
1,187,332	$0.30	September 4, 2003
125,000	$0.20	January 2, 2004
300,000	$0.20	January 16, 2004
620,000	$0.20	May 31, 2004
475,000	$0.20	June 24, 2004
5,380,000	$0.20	July 11, 2004
8,087,332		

Each warrant entitles the holder to acquire one common share of the Company.

3. Stock Options

During the period, the Company's Board of Directors approved and granted 745,000 stock options to directors and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.25 per common share. These options are vested over the period from February 6, 2003 to May 6, 2004 and expire on February 6, 2008.

Stock options outstanding as at February 28, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2002	5,843,500	$ 0.26
Granted	745,000	$ 0.25
Options outstanding at February 28, 2003	6,588,500	$ 0.26

The weighted average fair value of the option granted during the period ended February 28, 2003 was $0.21.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.30	6,588,500	2.6	$ 0.26	5,241,542	$0.27

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 85.53%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	February 28, 2003
Net (loss) for the period:	
- as reported	$(100,259)
- pro-forma	$(178,712)
Basic and diluted (loss) per share:	
- as reported	$(0.002)
- pro-forma	$(0.003)

4. Related Party Transactions

(a) During the three months ended February 28, 2003, the Company was billed $12,000 (all of which is included in accounts payable) by one director (February 28, 2002 – $13,400) for consulting fees and technical and professional services. The fees for 2003 are recorded as Consulting fees in the financial statements. As at February 28, 2003, the Company has accrued $36,000 owing to one director for consulting fees and technical and professional services. See Note 7 – Commitment.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2003 and February 28, 2002.

The Company's total assets are segmented geographically as follows:

	February 28, 2003	February 28, 2002
Canada	$6,358,778	$5,086,139
United States	901,677	889,753
	$7,260,455	$5,975,892

6. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories [Note 4(a)], were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court has remitted the matter to the Minister for a redetermination de novo in accordance with the reasons for judgement at a date to be set.

In 2002, the Minister appointed a Tribunal. The Tribunal requested and received the Applicants' brief (November 30, 2002) and the Company's reply (December 20, 2002). The Applicants submitted their final response to the Tribunal before February 7, 2003. An oral hearing before the Tribunal was held as scheduled on February 24, 2003. The Tribunal has advised the Company that the decision will be released after the close of business on May 2, 2003.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

7. Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of February 28, 2003. If the conditions precedent had been satisfied at February 28, 2003, the amount owing under the agreement would be $128,000 in addition to the $36,000 owing at February 28, 2003 (see Note 4 – Related Party Transactions).

8. Subsequent Events

Subsequent to February 28, 2003, the following occurred:

(a) Issued 485,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $145,500.

(b) 253,500 stock options expired unexercised.

(c) Issued 360,500 common shares pursuant to the exercise of share purchase warrants at a price ranging from $0.20 to $0.30 per common share for gross proceeds of $82,100.

(d) Granted 430,000 stock options to directors and employees of the Company at $0.30 per common share to expire April 25, 2008. These options are vested over the period April 25, 2003 to July 25, 2004.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of

Schedule A

Schedule B & C ✔

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	February 28, 2003	03/04/29

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A.Hrkac"	Raymond A. Hrkac	03/04/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. Haig deB. Farris"	J. Haig deB. Farris	03/04/29

Schedule B – Supplementary Information

GGL DIAMOND CORP.

Quarterly Report For The Three Months Ended February 28, 2003

1. **Analysis of expenses and deferred costs:**

   For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for February 28, 2003.

   For Deferred exploration costs incurred during the period see Note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for February 28, 2003.

2. **Related party transactions:**

   Please see Note 4 Related Party Transactions and Note 7 Commitment attached to the consolidated financial statements for February 28, 2003 or Schedule C – Management Discussion and Analysis sections on Related Party Transactions and Commitments.

3. **Summary of securities issued and options granted during the period:**

   (a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Feb. 05, 2003	Common Shares	Private Placement	5,000,000	$0.20	$1,000,000	Cash	$80,000 finders fee

   (b) Options were granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
Feb. 06, 2003	35,000	Director	Nick DeMare	$0.25	Feb. 06, 2008
Feb. 06, 2003	150,000	Director	J. Haig Farris	$0.25	Feb. 06, 2008
Feb. 06, 2003	50,000	Director	John.S. Auston	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	William Meyer	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	W. Wolodarsky	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	Timothe Huot	$0.25	Feb. 06, 2008
Feb. 06, 2003	125,000	Director, Officer, Employee	Raymond A. Hrkac	$0.25	Feb. 06, 2008
Feb. 06, 2003	310,000	Employee	Employees	$0.25	Feb. 06, 2008

4. **As at the end of the period:**

   (a) and (b) Authorized and issued share capital at February 28, 2003:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	57,880,843	$17,200,647

4. As at the end of the period (continued)

(c) Summary of options outstanding as at February 28, 2003:

Security	Number	Exercise Price	Expiry Date
Options	738,500	$0.30	Apr. 20, 2003 *
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	1,376,000	$0.20	July 18, 2007
Options	745,000	$0.25	Feb. 06, 2008
Total	6,588,500		

* Subsequent to February 28, 2003, 485,000 options at $0.30 per share were exercised for gross proceeds of $145,500, and 253,500 options expired unexercised.

(c) Summary of warrants outstanding as at February 28, 2003:

Security	Number	Exercise Price	Expiry Date
Warrants	1,187,332	$0.30	September 4, 2003
Warrants	125,000	$0.20	January 2, 2004
Warrants	300,000	$0.20	January 16, 2004
Warrants	620,000	$0.20	May 31, 2004
Warrants	475,000	$0.20	June 24, 2004
Warrants	5,380,000	$0.20	July 11, 2004
TOTAL	8,087,332		

During the period 6,753,600 warrants expired unexercised.

(d) There are no escrowed or pooled shares.

5. **Directors**: Raymond A. Hrkac, J. Haig Farris, Nick DeMare, W. Wolodarsky, William Meyer, John S. Auston, Timothe Huot (as of February 6, 2003)

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

Schedule C – Management Discussion and Analysis

GGL DIAMOND CORP.

Quarterly Report For The Three Months Ended February 28, 2003

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The highlights of this reporting period are, the discovery by drilling of a cluster of three kimberlites 40 km SSW of the Ekati Diamond Mine on the Company's 100% owned Seahorse claims, and the completion of the most extensive exploration program undertaken by the Company on its wholly owned claims. The latter, the third of the yearly exploration programs, is expected to focus our kimberlite drill targets for 2003 while exploring new areas for drilling in 2004.

The three kimberlites appear to be irregular pipe-like intrusions that model plus or minus one hectare however further drilling is required to delineate the actual size of each pipe. A piece of drill core was examined by Roger H. Mitchell FRSC, D.Sc., Ph.D., Consulting Petrologist and identified as a hypabyssal spinel phlogopite serpentine kimberlite.

Drill core from each of the three kimberlites, sample sizes of 163.75 kg, 97.15 kg and 78.5 kg, were sent to Saskatchewan Research Council for diamond analysis; no diamonds were recovered. The above sample sizes are often but not always sufficient to determine the presence of diamonds and the Company may decide to undertake additional drilling at some future date.

2002 Sampling Program

Heavy Mineral sampling for kimberlite indicator minerals during 2000 and 2001 identified a number of potential indicator mineral trains on the Seahorse, Starfish, Mackay, Winter Lake North and Courageous claims within the CH Project Area south and west of Lac de Gras. This season follow-up indicator mineral sampling was completed on the Seahorse (161 samples), Starfish (261 samples), Mackay (49 samples), Winter Lake North (128 samples), and new sampling was completed on Winter Lake South (89 samples) and the G Claims (152 samples) the objective being to identify the kimberlite sources of the indicator mineral trains.

A total of 874 heavy mineral samples and 971 soil samples were collected including the above areas and elsewhere in the Slave Craton of the Northwest Territories, Canada. In addition, several ground geophysical surveys, geophysical anomaly ground checks and surficial mapping were completed over portions of the claims.

2002 Drill Program

Four geophysical targets were drilled for a total of 1150 metres. One target was drilled on the G Claims and three, the three kimberlites, on the Seahorse claims.

2003 Progress

Summary of exploration during this quarter and up to April 25, 2003

The Company entered into a joint venture proposal with De Beers., for the sole purpose of testing the exploration potential of the Company's Bone claim and in particular to test a geophysical anomaly identified on the claim. The anomaly was drilled by De Beers and the cause of the anomaly was not kimberlite, but due to pyrrhotite in a brecciated zone of quartz vein material in metasediments.

The Company has split sections of the core, and is preparing to ship them to the assay lab for analysis.

A ground geophysical survey was completed on portions of the Seahorse, Starfish, and Winter Lake North (ZIP claims) in April 2003. Except for the Horseshoe Lake target on the Seahorse Property, the evaluation of the results of this survey is in progress.

Anomalous gravity and EM survey results were obtained over Horseshoe Lake. After an evaluation of the results, a target was drilled to determine if the target was underlain by kimberlite. The drill holes were completed late in April and the geophysical anomalies were found to be due to a thick sequence of lake sediments.

Future Programs

The Company's future plans will be directed by the results of the work completed in 2002. Results from the heavy mineral samples are expected over the period of November, 2002 to May, 2003. Soil sample results have now been received and are being evaluated. To date the northwest portion of the Courageous claims have exceptionally strong soil sample signatures for an ultrabasic rock, possibly kimberlite and heavy mineral samples from the Zip claims of the Winter North Property have been analyzed. The 23 samples from the Zip claims yielded excellent results, with kimberlite pyrope garnets per sample ranging from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyropes. The pyrope composition graph of G-10/G-9 garnets indicates the kimberlite source related to these minerals is most likely to be diamondiferous.

The Company has a number of geophysical targets, some with indicator mineral support, selected for drilling. These will be re-evaluated on the basis of results from this year's work. Geophysical surveys both ground and airborne are planned for the early winter of 2003. The results from the remaining indicator mineral samples yet to be received will dictate the location and number of samples to be taken during the summer of 2003.

Doyle Lake LA 1-25 Mineral Claim

This property adjoins the Mountain Province claims approximately 275 kilometres ENE of Yellowknife. De Beers has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest).

Results from 136 glacial sediment samples taken in 2001 have now been reported. Two samples in the Squiggly Lake indicator dispersion train (formerly named the Ken (Carl) Hicks train) contain counts of ten and three garnets and were followed up with 32 samples this year. In addition, one sample in the east portion of the claims, containing four garnets was followed up with 16 samples. Results are pending.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister for redetermination de novo in accordance with the reasons for judgement at a date to be set.

In 2002, the Minister appointed a Tribunal. The Tribunal requested and received the Applicants' brief (November 30, 2002) and the Company's reply (December 20, 2002). The Applicants submitted their final response to the Tribunal before February 7, 2003. An oral hearing before the Tribunal was held as scheduled on February 24, 2003. The Tribunal has advised the Company that the decision will be released after the close of business on May 2, 2003.

The LA 26-30 claims are subject to the De Beers Agreement.

Exploration and General and Administrative Expenditures

As at February 28, 2003, the Company had incurred exploration costs on mineral properties of $103,388 (chartered aircraft $975; drilling, trenching and sampling $49,916; licences and recording fees $435; salaries and wages $10,549; technical and professional services $23,075; transportation $11,715 and project supplies of $75). Exploration costs for the period ended February 28, 2003 are higher than 2002 ($85,770) by 20.5%.

On a per project basis, the Company spent the $103,388 exploration costs as follows: $19,587 on the Diamond Venture, $83,671 on the CH project and $130 on the Happy Creek Gold/Silver Property.

The Company reported a net loss of $100,259 for the period ended February 28, 2003 compared to a net loss of $77,648 for the period ended February 28, 2002 (an increase of 29.1% from 2002 to 2003). General administration expenses for the period ended February 28, 2003 were $81,793 compared to $40,472 for the period ended February 28, 2002 (an increase of 102% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $11,853; 2002 - $1,052), corporate relations (2003 – $25,049; 2002 - $7,378), travel (2003 - $5,839; 2002 - $468) and licences, taxes, insurance and fees (2003 - $9,788; 2002 - $407).

Revenue for the period ended February 28, 2003 was $1,121 consisting of interest income compared with $229 for the period ended February 28, 2002.

Acquisition and Disposition of Resource Properties and Write offs

No claims were staked during the period ended February 28, 2003.

The write off of exploration and mineral property costs for the period ended February 28, 2003 was composed of $19,587 Diamond Venture general exploration.

Related Party Transactions

During the three months ended February 28, 2003 the Company was billed $12,000 (all of which is included in accounts payable) by one director (February 28, 2002 – $13,400) for consulting fees and technical and professional services. The fees for the period ended February 28, 2003 are recorded as Consulting fees. As at February 28, 2003, the Company has accrued $36,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" section.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of February 28, 2003. If the conditions precedent had been satisfied at February 28, 2003, the amount owing under the agreement would be $128,000 in addition to the $36,000 accrued at February 28, 2003.

Financial Condition and Liquidity

The Company had working capital at February 28, 2003 of $645,723 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at February 28, 2003 the Company had $67,557 of long-term debt (mortgage loan) outstanding.

For the period ended February 28, 2003, the Company experienced a negative cash flow of $80,378 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, and licences, taxes, insurance and fees. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended February 28, 2003, the Company completed one private placement of 5,000,000 common shares for gross proceeds of $1,000,000. See Note 2 – Share Capital, Note 3 – Stock Options and Note 8 – Subsequent events in the Notes to the Consolidated Financial Statements for February 28, 2003.

Financial Condition and Liquidity (continued)

The Company's cash position as at February 28, 2003 was $701,381. The increase in cash position compared to November 30, 2002 was due principally to the completion of one private placement. See Note 3 – Share Capital in the Notes to the Consolidated Financial Statements.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and

shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended February 28, 2003 was $1,786 (an increase of $1,161 from February 28, 2002), which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to February 28, 2003, the following occurred:

(a) Issued 485,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $145,500.

(b) 253,500 stock options expired unexercised.

(c) Issued 360,500 common shares pursuant to the exercise of share purchase warrants at a price ranging from $0.20 to $0.30 per common share for gross proceeds of $82,100.

(d) Granted 430,000 stock options to directors and employees of the Company at $0.30 per common share to expire April 25, 2008. These options are vested over the period April 25, 2003 to July 25, 2004.

(e) See 2003 Progress.

Exemption No. 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 25, 2003 of options to purchase up to an aggregate of 430,000 common shares of GGL Diamond Corp. at a price of $0.30 per share exercisable until April 25, 2008, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 28th day of April, 2003.

GGL Diamond Corp.

By: *"Raymond Andrew Hrkac"*
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption NO. 82-1209


TSX
TSX venture
EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL Diamond Corp. (the "Issuer").

Month in which stock options have been granted or amended: April, 2003.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
William Meyer	None	Director	April 25/03	25,000	$0.30	April 25/08
Nick DeMare	None	Director and Officer	April 25/03	25,000	$0.30	April 25/08
Thomas Lisle	None	Employee	April 25/03	20,000	$0.30	April 25/08
Jurgen Lau	None	Employee	April 25/03	75,000	$0.30	April 25/08
CAH Consulting Ltd.	None	Wholly owned by Chris Hrkac, Employee	April 25/03	100,000	$0.30	April 25/08
William Wolodarsky	None	Director	April 25/03	75,000	$0.30	April 25/08
Mike McClelland	None	Employee	April 25/03	35,000	$0.30	April 25/08
J. Haig Farris	None	Director	April 25/03	75,000	$0.30	April 25/08

Total number of optioned shares proposed for acceptance: 430,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: **1,336,035**.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
Not Applicable				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated April 28, 2003.

Raymond A. Hrkac
Name of Director or Senior Officer

Signature

President
Official Capacity